SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                                   Labtec Inc.
                                   -----------
                                (Name of Issuer)

                          Common Stock, par value $0.01
                          -----------------------------
                         (Title of Class of Securities)

                                   505450 20 5
                                   -----------
                                 (CUSIP Number)

         Rodger R. Krouse                              Mark S. Hirsch, Esq.
         Sun Multimedia Advisors, Inc.                 Parker Chapin LLP
         5355 Town Center Road, Suite 802              The Chrysler Building
         Boca Raton, Florida 33486                     405 Lexington Avenue
                                                       New York, New York 10174

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 January 1, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

CUSIP No. 505450 20 5
--------------------------------------------------------------------------------

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

                  Sun Multimedia Partners, L.P.
--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [    ]

         (b)      [ X ]
--------------------------------------------------------------------------------

3.       SEC Use Only

--------------------------------------------------------------------------------

4.       Source of Funds (See Instructions)               OO

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------

6.       Citizenship or Place of Organization             Delaware

--------------------------------------------------------------------------------

Number of             7.       Sole Voting Power                  1,936,860
Shares Bene-          ----------------------------------------------------------
ficially Owned
By Each               8.       Shared Voting Power                        0
Reporting             ----------------------------------------------------------
Person With
                      9.       Sole Dispositive Power             1,936,860
                      ----------------------------------------------------------

                      10.      Shared Dispositive Power                   0

--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person
                               1,936,860

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11)   48.1%

--------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions)    PN

CUSIP No. 505450 20 5
--------------------------------------------------------------------------------

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

                  Sun Multimedia Advisors, Inc.
--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [   ]

         (b)      [ X ]
--------------------------------------------------------------------------------

3.       SEC Use Only

--------------------------------------------------------------------------------

4.       Source of Funds (See Instructions)               OO

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------

6.       Citizenship or Place of Organization             Delaware

--------------------------------------------------------------------------------

Number of             7.       Sole Voting Power                 0
Shares Bene-          ----------------------------------------------------------
ficially Owned
By Each               8.       Shared Voting Power       1,936,860
Reporting             ----------------------------------------------------------
Person With
                      9.       Sole Dispositive Power            0
                      ----------------------------------------------------------

                      10.      Shared Dispositive Power  1,936,860

--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person
                               1,936,860

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11)   48.1%

--------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions)    CO

CUSIP No. 505450 20 5
--------------------------------------------------------------------------------

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

                  Marc J. Leder
--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [   ]

         (b)      [ X ]
--------------------------------------------------------------------------------

3.       SEC Use Only

--------------------------------------------------------------------------------

4.       Source of Funds (See Instructions)               OO

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------

6.       Citizenship or Place of Organization         United States

--------------------------------------------------------------------------------

Number of             7.       Sole Voting Power                          0
Shares Bene-          ----------------------------------------------------------
ficially Owned
By Each               8.       Shared Voting Power                1,936,860
Reporting             ----------------------------------------------------------
Person With
                      9.       Sole Dispositive Power                     0
                      ----------------------------------------------------------

                      10.      Shared Dispositive Power           1,936,860

--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person
                               1,936,860

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11)   48.1%

--------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions)    IN

CUSIP No. 505450 20 5
--------------------------------------------------------------------------------

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

                  Rodger R. Krouse
--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [    ]

         (b)      [ X ]
--------------------------------------------------------------------------------

3.       SEC Use Only

--------------------------------------------------------------------------------

4.       Source of Funds (See Instructions)               OO

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------

6.       Citizenship or Place of Organization             United States

--------------------------------------------------------------------------------

Number of             7.       Sole Voting Power                          0
Shares Bene-          ----------------------------------------------------------
ficially Owned
By Each               8.       Shared Voting Power                1,936,860
Reporting             ----------------------------------------------------------
Person With
                      9.       Sole Dispositive Power                     0
                      ----------------------------------------------------------

                      10.      Shared Dispositive Power           1,936,860

--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person
                               1,936,860

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11)   48.1%

--------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions)    IN

CUSIP No. 505450 20 5
--------------------------------------------------------------------------------


         This Amendment No. 2 amends and supplements the statement on Schedule 13D dated October 21, 1998 (date of event which required filing), as amended February 17, 1999 (the "Schedule 13D") filed by the reporting persons with respect to the common stock, par value $.01 per share (the "Common Stock"), of Labtec Inc., a Massachusetts corporation (the "Issuer"). This Amendment No. 2 is being filed to report the acquisition by the Reporting Persons (as defined below) of additional shares of Common Stock.


         Item 1 of the Schedule 13D is hereby amended to read in its entirety as follows:

ITEM 1.     SECURITY AND ISSUER

         The title of the class of equity securities to which this statement relates is:

                  Common Stock, $.01 par value, of Labtec Inc., a Massachusetts corporation ("Labtec").

         The name of the issuer and address of its principal executive offices are:

                  Labtec Inc.
                  1499 S.E. Tech Center Place, Suite 350
                  Vancouver, Washington  98683


         Item 2 of the Schedule 13D is hereby amended to read in its entirety as follows:

ITEM 2.      IDENTITY AND BACKGROUND

         (a) This statement is being filed jointly pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by Sun Multimedia Partners, L.P., a Delaware limited partnership ("Partners"), Sun Multimedia Advisors, Inc., a Delaware corporation ("Advisors"), Marc J. Leder and Rodger R. Krouse (collectively, the "Reporting Persons"). Messrs. Leder and Krouse may each be deemed to control Partners and Advisors, as each of Messrs. Leder and Krouse owns 50% of the capital stock of Advisors, which is the general partner of Partners.

         Information with respect to each Reporting Person is given solely by such Reporting Person, no Reporting Person has responsibility for the accuracy or completeness of the information supplied by any other Reporting Person and each Reporting Person agrees that this statement is filed on behalf of such Reporting Person only.

         The Reporting Persons may be deemed to constitute a "group" for the purposes of Rule 13d-3 under the Exchange Act.

         (b) The principal business address of each of the Reporting Persons is 5355 Town Center Road, Suite 802, Boca Raton, Florida 33486.

CUSIP No. 505450 20 5
--------------------------------------------------------------------------------

         (c) Messrs. Leder and Krouse are principally engaged in merchant banking and the acquisition and operation of companies.

         Partners and Advisors are each principally engaged in making investments.

         (d) During the past five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the executive officers or directors of the Reporting Persons, if applicable, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Messrs. Leder and Krouse are each citizens of the United States. Each of the other Reporting Persons was organized under the laws of the state of Delaware.


         Item 3 of the Schedule 13D is hereby amended to read in its entirety as follows:

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The aggregate amount of funds used in acquiring the 148,949 shares by Sun Multimedia Partners, L.P. referred to in Item 4 is approximately $851,988, which represented the conversion of Partners' interest in the principal amount of an unsecured subordinated promissory note and its share in the accrued and unpaid interest thereon for the period from September 1, 1999 through December 31, 1999.


         Item 4 of the Schedule 13D is hereby amended to read in its entirety as follows:

ITEM 4.      PURPOSE OF TRANSACTION

         Effective January 1, 2000, the Reporting Persons converted $824,062, which represented their interest in the principal amount of an unsecured subordinated promissory note due February 17, 2005, dated as of February 17, 1999 in the aggregate principal amount of $1,065,000, plus $27,926, which represented their share in the accrued and unpaid interest on the principal balance thereof for the period from September 1, 1999 through December 31, 1999, into shares of Common Stock of the Issuer. The aforementioned conversion was effected at a conversion price of $5.72 per share, resulting in the issuance of an aggregate of 148,949 shares. The letter agreement concerning this transaction is attached as Exhibit 1 to this Amendment No. 2.

CUSIP No. 505450 20 5
--------------------------------------------------------------------------------


         Except as set forth herein, no Reporting Person has any present plans or proposals that relate to or would result in (i) the acquisition of additional securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Issuer; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) any changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.


         Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER

         (a) The Reporting Persons may be deemed a group within the meaning of Rule 13d-5 under the Exchange Act and, therefore, each of the Reporting Persons may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act, of all the shares beneficially owned by each member of the group, or an aggregate 1,936,860 shares of Common Stock of the Issuer. This constitutes 48.1% of the outstanding shares of Common Stock of the Issuer.

         (b) The following information concerns the nature of each Reporting Person's beneficial ownership of the Common Stock of the Issuer:



                                           Sole power to vote or direct the      Shared power to vote or direct the
                                         vote/sole power to dispose or direct     vote/shared power to dispose or
Name                                                the disposition                    direct the disposition
----                                                ---------------                    ----------------------
Sun Multimedia Partners, L.P.                          1,936,860                                  0
Sun Multimedia Advisors, Inc.                              0                                  1,936,860
Marc J. Leder                                              0                                  1,936,860
Rodger R. Krouse                                           0                                  1,936,860



              (c) The following is a schedule of the transactions of Sun Multimedia Partners, L.P. in the Issuer's Common Stock effected during the past 60 days:



  Date of                        Number of Shares
  -------                        ----------------
Transaction              Acquired       Disposed of          Price             Nature of Transaction
-----------             ---------       -----------          -----             ---------------------
 01/01/00                148,949            0               $5.72              Debt to equity conversion

CUSIP No. 505450 20 5
--------------------------------------------------------------------------------

             (d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities of the Issuer owned by the Reporting Persons.

             (e) Not applicable.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS


     Exhibit 1 - Letter Agreement between the Issuer and Sun Multimedia Partners, L.P. *

--------------------------
*        Filed with this Amendment No. 2.

CUSIP No. 505450 20 5
--------------------------------------------------------------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigneds' knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2000


                                      SUN MULTIMEDIA PARTNERS, L.P.
                                      By:  Sun Multimedia Advisors, Inc.
                                              its General Partner


                                      By: /s/ Rodger R. Krouse
                                          ------------------------
                                            Rodger R. Krouse
                                            President and Treasurer


                                      SUN MULTIMEDIA ADVISORS, INC.


                                      By: /s/ Rodger R. Krouse
                                          ------------------------
                                            Rodger R. Krouse
                                            President and Treasurer


                                                   /s/ Marc J. Leder
                                          ------------------------------
                                                       Marc J. Leder


                                                   /s/ Rodger R. Krouse
                                          -------------------------------
                                                       Rodger R. Krouse